October 26, 2023

Mr. Bruce Rosenberg

Treasurer

SPDR Series Trust

c/o SSGA Funds Management, Inc.

One Iron Street

Boston, Massachusetts 02210

RE:	Fee Waiver and/or Expense Reimbursement Arrangement Agreement

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as the investment adviser to SPDR MarketAxess Investment Grade 400 Corporate Bond ETF (the “Fund”) a series of the SPDR Series Trust (the “Trust”), agrees to waive its management fee and/or reimburse certain expenses, so that the net annual Fund operating expenses, before application of any fees and expenses not paid by SSGA FM pursuant to the Amended and Restated Investment Advisory Agreement between the Trust and SSGA FM, dated September 1, 2003 (the “Investment Advisory Agreement”), if any, are limited to the following percentage of average daily net assets on an annual basis for the applicable duration referenced (each an “Expiration Date”):

Fund Name	Current Management Fee	Expense Limitation	Effective Date	Expiration Date
SPDR MarketAxess Investment Grade 400 Corporate Bond ETF	0.09%	0.07%	10/31/2023	10/31/2024

***

The above stated fee waivers and/or expense reimbursement (the “Fee Waiver”): (i) supersedes any prior Fee Waiver for the Fund, (ii) is subject to the terms and conditions of the Investment Advisory Agreement, (iii) does not provide for the recoupment by SSGA FM of any amounts waived or reimbursed, and (iv) may only be terminated during the relevant period with the approval of the Fund’s Board of Trustees.

SSGA FM and the Fund’s Officers are authorized to take such actions as they deem necessary and appropriate to continue the above stated Fee Waiver for additional periods, including of one or more years, after the Expiration Date.

If this arrangement are acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

By:	/s/ Ann M. Carpenter
Ann M. Carpenter Chief Operating Officer

Accepted and Agreed:

SPDR SERIES TRUST,

ON BEHALF OF ITS SERIES,

SPDR MARKETAXESS INVESTMENT GRADE 400 CORPORATE ETF

By:	/s/ Bruce Rosenberg
Bruce Rosenberg Treasurer